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                                    [LETTERHEAD]

                                                                            NEWS
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Abbott Laboratories
Corporate Communications
Abbott Park, Illinois 60064
                                                  FOR IMMEDIATE RELEASE

                                                  Media:
                                                  Rhonda Luniak
                                                  (847) 938-9725

                                                  Financial Community:
                                                  John Thomas
                                                  (847) 938-2655


ABBOTT LABORATORIES ACQUIRES CONTROL OF INTERNATIONAL MUREX TECHNOLOGIES CORPORATION

     ABBOTT PARK, Ill., April 17, 1998 -- Abbott Laboratories announced today that it has acquired control of International Murex Technologies Corporation. Abbott's cash tender offer to purchase all of the outstanding common stock of Murex expired as scheduled at midnight, Eastern Standard Time, on Thursday, April 16, 1998. The tender offer has not been extended.

     A total of 16,174,704 shares of Murex common stock were validly tendered and not withdrawn prior to the expiration of the offer, including 177,572 shares subject to guaranteed delivery procedures. Abbott has accepted all of these shares for payment. These shares represent approximately 96 percent of Murex's outstanding shares on a fully diluted basis.



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ABBOTT LABORATORIES ACQUIRES CONTROL OF INTERNATIONAL MUREX TECHNOLOGIES
CORPORATION
PAGE 2

     As the final step of the acquisition process, the remaining shares of Murex will be acquired by an indirect wholly owned subsidiary of Abbott in a compulsory acquisition procedure for $13 per share. Under this procedure, a formal notice regarding the process for purchasing the remaining shares will be sent to Murex shareholders. Given Abbott's controlling interest in Murex, Abbott will own 100 percent of Murex upon completion of the compulsory acquisition procedure.

     Under the terms of Abbott's March 16, 1998, definitive agreement with Murex, Abbott will pay the Murex equity holders approximately $234 million, net of the exercise price on existing Murex options, for 100 percent of the equity in Murex.

     Murex develops, manufactures and markets a wide range of products for the detection, screening and monitoring of infectious diseases and other medical conditions.

     Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceutical, diagnostic, nutritional and hospital products. The company employs 54,000 people and markets its products in more than 130 countries. In 1997, the company's sales and net earnings were $11.9 billion and $2.1 billion, respectively, with basic earnings per share of $2.72 and diluted earnings per share of $2.68.


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